UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

APPMAIL, INC.

(Exact name of issuer as specified in its charter)

Delaware	45-4965038
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

435 West 31st Street New York, New York	10001
(Address of principal executive offices)	(Zip code)

(747) 777-3051

(Registrant’s telephone number, including area code)

Series Seed-1 Preferred Stock and Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “AppMail, Inc.”, “we”, “us”, “our”, or “the company” refers to AppMail and our subsidiaries on a consolidated basis.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Description of the Business

AppMail is an email technology company that delivers interactive experiences inside of an email, just like one would experience on a website or in a mobile application. We’ve been grinning and bearing the same 1990s email functionality for decades, with little other than superficial aesthetic updates. AppMail is offering a new kind of email through our products.

We filed an offering statement on Form 1-A with the United States Securities and Exchange Commission (the “Commission”) on September 10, 2021, which offering statement was qualified by the Commission on September 14, 2021. Under the Regulation A offer, the company has indications of interest in 10,204,081 Shares of Series Seed-1 Preferred Stock (the “Shares”) at $0.49 per share ($5,000,000, the maximum amount) and the qualified 10,204,081 Shares of Class A Common Stock into which the Shares may convert. On April 13, 2022, the company filed a supplemental offering statement with the Commission indicating its intention to end the offering of its Shares as described in the offering circular on the SeedInvest platform on May 13, 2022.

Our patented technology, which is a white-label interactive email solution, enables users to perform meaningful actions inside of their outgoing emails. With the functionality of a website or app, and the accessibility of an email, AppMail is redefining the way users interact with their inbox. Imagine adding a product to a cart, booking an appointment, or completing a survey all without leaving the email. The mission is to improve productivity, efficiency and increase engagement between consumers and brands who send the emails. We can create emails with rich, interactive interfaces that keep customers interested and engaged. We give users a vibrant, app/web-like experience in their email, compelling them to perform meaningful actions. The interactive components we enable include drop-down menus, hover-over states, text input and image carousels, allowing users to make purchases, book appointments, take polls, participate in surveys and engage in a wide variety of ways. By enabling mini-apps inside emails, we try to turn every reader into a potential customer.

With respect to our travel-oriented clients, our innovative interactive email is essentially a flight check-in application built into an email. We have developed strategic relationships across the airline industry. For example, we participated in the four month Navigator accelerator program run by Cockpit Innovation Hub, the venture capital arm of El Al Israel Airlines, Inc., and JetBlue Technology Ventures, L.L.C., resulting in our receipt of an aggregate $50,000 investment from these companies in exchange for the issuance of a simple agreement for future equity in the amount of $50,000 (which will result in the issuance of an aggregate of 1,365,343 shares of Series Seed-1 Preferred Stock to these companies upon the first closing of this offering), and are currently in the development stage of a potential partnership with the largest passenger airline in Southeast Asia.

In August  2021, we established a product-development partnership with Shopify, Inc., a multinational e-commerce company. Shopify is a proprietary platform for online stores and retail point-of-sale systems that offers online retailers a suite of services including payments, marketing, shipping and customer engagement tools. We believe that this will open up a new servable market for the company for 2022 that will, among other things, reduce our dependence upon travel verticals in the future. (see, “Our Solutions for New Verticals” below).

In addition in 2021, we were certified by Gmail, Yahoo, and other of our clients to be a registered interactive sender, enabling us to send their content safely to such clients’ end users, thereby effectively expanding our list of supported end-user clients.

Based on data collected since January, 2019, up to 90% of users engage with emails sent by AppMail for its customers for at least 18 seconds, as compared to the email marketing industry average of 13.4 seconds in 2018, and those emails resulted in a 37% conversion rate. We were also voted “Best Ancillary Upsell Solution” at IATA (International Air Transport Association) World Passenger Symposium 2017.

Business Plan

The company is now preparing to enter into non-travel verticals in 2022. We are currently working on enriching interactive email library (front-end) and scaling content/inventory cloud (back-end) to power non-travel clients in other verticals, which requires additional resources for development, sales and marketing, some of which will be provided by the net proceeds of this Offering.

Our plans for 2022 include expanding our product offering as well as our product marketing strategy, as well as adding a standalone service application to shorten the time required for new platform integration.

Email Use Case Example in the Airline Vertical

For example, what we have done for one of our airline clients is deploy a flight check-in app right into the email itself, for travelers to conduct seat assignment and contactless check-ins.

·

Interactive and dynamic seat map: The seat map displayed in the email is live and real-time, which means that when the email is opened or refreshed, the latest seat map availability will be fetched from the airlines’ system and displayed in the passenger’s email accordingly. The seat map also has an interactive element to it, which allows passengers to assign their seats.

·

Intelligent merchandising (Product Service Offerings): The airlines’ product service offerings in the email will be customized and personalized according to the passengers booking class, frequent flyer status, and the flying route. Other rules, such as email opening time, device, and geo-location may also affect the content in the email.

·	Flight Check-in: The flight check-in process is streamlined into a single click within the email. Once the passenger has checked-in, the boarding pass will be updated in the same email.

Our Solution for New Verticals

·

Shoppable Emails: when our clients see a product they like in a targeted email campaign, they don’t need to click through to a separate webpage and wait for it to load through a web browser when they want to buy. Instead, the customer can browse and shop directly from the email, in one seamless interaction. It’s like a mini-shop in the email.

·	Other Interactive Email Experiences: We can include most of the interactive features of a webpage in our emails, allowing our customers to send their customers an interactive survey form to an appointment scheduler without the loss of engagement that happens when they click through to a webpage viewed through a browser app.

Technology

The company’s technology provides an app-like experience in the email channel, allowing brands to send actionable and shoppable content to their customers, such as adding items to a cart, selecting an item, calculating the total in the cart, tracking a shipment, and booking an appointment without the customer needing to leave their inbox.

Revenue Model

The company currently employs a dual-revenue model. Under this model, customers are generally charged on a per-email sent basis (at a rate based on the total number of emails a customer purchases). The company also generally takes a percentage commission for every product/service sold via the AppMail email.

The Company’s Products and/or Services

Product / Service	Description	Current Market
Interactive email service platform	Interactive email based marketing platform, with key use cases in e-commerce, general marketing, retail, online sales, airlines, cruises and hotels, events and stadiums and numerous other verticals.	First-tier to mid-tier Brands, merchants and marketers that are engaged in online customer relationship management, digital marketing and email communications.

Competition

We face significant market competition. We will compete with larger, established companies, including MailChimp, Adobe and Salesforce, that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

In general, email marketing campaigns focus on increasing all of the click-through, lead conversion, and open rate statistics. AppMail serves both the revenue side and the digital operational metrics of enterprises in the travel, sports, and e-commerce verticals. Compared to email service providers (ESPs), and customer relationship management (CRM) providers, we believe we are changing the playing field completely. Compared to its competitors, AppMail has:

·	The ability to source real-time availability and pricing from an inventory system;

·	Universal rendering and dynamic customer experience across different operating systems and devices;

·	A “shopping cart" built inside an email to complete transactions with a higher conversion rate;

·	ESP agnostic;

·	Patented and proprietary technology; and

·	The ability to connect to payment systems and provide end to end transactions.

Customer Base

Our targeted customers are brands and merchants that offer online and digital sales and marketing, with perishable inventories, such as e-commerce, fashion, consumer goods, airlines, cruise lines, hotels, and stadiums that are interested in providing an advanced shopping and digital experience for their customers.

Real Property

The company does not own or lease any real property.

Intellectual Property

The company is dependent on the following intellectual property:

Patents and Patent Applications

Patent No. or Patent Application No.	Title	File Date	Issue Date	Location
9,990,682	Facilitating passenger to manage airline reservation within electronic message	October 1, 2013	June 5, 2018	United States
15/997,657 (published as U.S. Pub. No. 2018/0341920)	Facilitating Dynamic Email Content Generation	June 4, 2018	N/A	United States

The ‘682 patent regarding our technology covers systems and methods for facilitating the management of airline reservations within electronic messages by passengers. These systems and methods allow interactive content to be determined based on airline reservation information associated with passengers that may include content sets for the passengers to purchase flight options such as seat upgrades, meals, entertainment, and the like within the electronic message. The interactive content may include content sets for the passengers to interact with (e.g., select) offers by merchants. Targeted offers or advertisements may be obtained from merchants by providing passenger information. In some examples, selection of targeted offers for presentation to the passenger in the electronic messages may be made based on historical information related to the passenger (e.g., such as product preferences manifested by the passengers in the past). The pending ‘657 patent application includes claims relating to facilitating dynamic email content generation for pending use cases associated with airline reservations and additional verticals, such as e-commerce, entertainment, shipping, booking and hospitality.

Litigation

None.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020:

Revenue

Revenue for fiscal year 2021 was down to $25,024, compared to fiscal year 2020 revenue of $48,685, primarily due to COVID. Sales were the sole component of our revenues during the years ended December 31, 2021 and 2020:

We expect to derive two major revenue streams from subscription solutions and merchant solutions.

We plan to generate subscription solutions revenues through the sale of subscriptions to our platform, which enable clients to automate inventory into email in real time, send and render a certain quota of interactive emails, utilize a specific targeting method, and access a period of time using our delivery mechanisms and analytics. We also plan to generate associated subscription solutions revenues from the sale of template themes, business mini-apps, and a white label service custom domain service in the near future.

For merchandising plans with online sales generated through our interactive email, we typically charge a transaction fee based on a percentage of gross merchandise value (GMV) sold through the interactive email. We expect to bill our merchants for transaction fees at the end of a 90-day billing cycle.

Expenses

Our total administrative and general expenses during the year ended December 31, 2021 amounted to $352,465, which represented an increase of $7,385, or 2.1%, from the expenses in the same period in 2020. The increase in administrative and general expenses is primarily due to an increase in advertising and promotional expenses of $15,168. Subcontractor expenses increased from $60,744 to $151,606 due to a more decentralized workforce and COVID. These increases were partially offset by a decrease in legal and professional fees of $24,203, a decrease in payroll (salary and wages) of $23,063, a decrease in computer (internet) of $10,436, and a decrease in rental expenses of $12,178.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new mini apps and business solutions and increasing the functionality and enhancing the ease of use of our platform across different workflows, CRMs and e-commerce platforms. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, business development and sales. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants and brands are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and key account managers and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.

Cost of Revenue

Cost of revenue consists primarily of costs associated with operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure and hosting costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated contractors.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our revenue gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Liquidity and Capital Resources

We filed an offering statement on Form 1-A, with the Commission on September 10, 2021, which offering statement was qualified by the Commission on September 14, 2021. Under the Regulation A offer, the company has indications of interest for 10,204,081 Shares at $0.49 per share ($5,000,000, the maximum amount) and the qualified 10,204,081 Shares of Class A Common Stock into which the Shares may convert. On April 13, 2022, the company filed a supplemental offering statement with the Commission indicating its intention to end the offering of its Shares described in the offering circular on the SeedInvest platform on May 13, 2022.

Please see the table below for a summary our intended use of the net proceeds from this offering.

Percent Allocation	Minimum Offering $750,000 Raise Use Category		Maximum Offering $5,000,000 Raise Use Category
60%	Product Development	50%	Product Development
20%	Sales and Marketing	20%	Sales and Marketing
20%	General and Administrative	20%	General and Administrative
0%	Research & Development	10%	Research and Development

In addition, we intend to use $38,400 of the proceed from the offering to pay to each of Shi Li, our director and Chief Executive Officer, and Duncan Sham, our director and Product Manager. In 2020, each of Messrs. Li and Sham agreed to receive only 60% of their annual salary, which was $96,000, in cash, or $57,600 each. The $38,400 payments to each of them are for the remaining 40% of their 2020 salary.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

On March 15, 2021, the company concluded an offering commenced in 2020 of a total of 203,320 shares of its Class A Common Stock at an average price of $0.85 a share for an aggregate of $173,611 (of which 60,993 shares were issued in 2021).

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Year ended December 31,
	2021	2020	$ Change
Net cash (used in) provided by operating activities	$(325,743)	$(241,152)	$(84,591)
Net cash (used in) provided by investing activities	$(0)	$(0)	$(0)
Net cash provided by financing activities	$227,866	$196,169	$31,697

Cash used by operating activities for the year ended December 31, 2021 was $325,743 as compared to cash used of $241,152 in 2020. The increase in cash used by operating activities in 2021 was primarily due to the product development and business expansion into new verticals. Our net loss during the year ended December 31, 2021 was $97,878, as compared to a net loss of $44,983 in 2020.

Cash used in investing activities for the year ended December 31, 2021 and December 31, 2020 was $0.

Indebtedness

The company has obtained a $100,000 loan under the Small Business Administration (SBA) programs.. The loan has an annual interest rate of 1.0% and matures on May 15, 2022.

The company has a business credit card account with Chase Bank. This loan has a current balance of approximately $[24,805.00] and an annual interest rate of 13.0%.

The company also has a commercial loan from Capital One. Shi Li and Duncan Sham, two of the company’s founders, serve as guarantors of the loan. The loan has a five-year term loan, with an annual interest rate of 16.90% and maturity date of May 8, 2023. The current balance is approximately $20,000.

The company has also issued convertible promissory notes totaling $691,934.40 and simple agreements for future equity (SAFEs) totaling $50,000.00.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of March 31, 2022, our directors, executive officers and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:
Shi Li	Co-Founder, Chief Executive Officer, President, Treasurer, Secretary, Director	39	March 28, 2012 - Present	Full-time
Duncan Sham	Co-Founder & Product Manager, Director	36	January 1, 2016 - Present	Full-time

Significant Employees:
N/A

Shi Li, Co-Founder, Chief Executive Officer, President, Treasurer, Secretary, Director

Shi Li is the Chief Executive Officer and Founder of AppMail and is considered the “sensei” of the AppMail team. Shi has served as the Company’s Chief Executive Officer since its founding on March 28, 2012. He is a serial entrepreneur with a background deeply rooted in business. Previously, he built both consumer and business-facing companies in the United States and Asia. Shi’s personal mission is to help transform brands through strategy and digitization.

Duncan Sham, Co-Founder & Product Manager, Director

Duncan Sham has served as the Company’s Product Manager since January 1, 2016. Duncan is the chief creative person on the team with over a decade of experience in design for global brands. He’s guided by problem solving principles with a passion for building innovative experiences, exploring form, and functionality.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021 the company compensated its three highest paid directors and executive officers as follows:

Name	Capacity(ies) in which compensation was received*	Cash Compensation ($)	Other Compensation ($)	Total Compensation[1] ($)
Shi Li	Chief Executive Officer	$48,000	0	$48,000

Duncan Sham	Product Manager	$48,000	0	$48,000

* Mr. Li and Mr. Sham are the sole directors of the company. The company has not historically paid any compensation to its directors in their capacities as such.

1 Reflects annual compensation of $98,000, of which $48,000 has been paid.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out certain information with respect to the beneficial ownership of the voting securities of the company, as of March 31, 2022, for:

We have determined beneficial ownership in accordance with the rules of the Commission.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Common Stock	Shi Li 435 W 31st St, New York, NY 10001	10,000,000	0	50%
Class F Common Stock	Duncan Sham 435 W 31st St, New York, NY 10001	10,000,000	0	50%
Class A Common Stock	Nan Zhao 38 Eldridge Street, Apt. 11 New York, NY 10002	641,711	0	43.55%
Class A Common Stock	Brad Berkson 10 Bonwit Rd Riverside, CT 06878	641,711	0	43.55%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has a commercial loan from Capital One with a current balance of approximately $30,000, which matures in May 2023. Shi Li and Duncan Sham, two of the company’s founders, are guarantors of the loan.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

OF APPMAIL, INC.

AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor’s Report

APPMAIL, INC.

(a Delaware corporation)

f/k/a APPMAIL, INC.

Financial Statements for the calendar years ended
December 31, 2021 and 2020

INDEPENDENT AUDITOR'S REPORT

March 21, 2022

To:	Board of Directors, AppMail, Inc. Attn: Shi Li
Re:	2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of APPMAIL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 AND 2020, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods of 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operation, shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

Nabeel Ahmed Nini, CPA

California Board of Accountance, 130810

Email Address: admin@smtaxassociate.com
Phone number: (646) 930 5827

APPMAIL, INC.

BALANCE SHEET

As of December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$53,998	$151,875
Accounts receivable	25,024	30,000
Total current assets	79,022	181,875
Total Assets	$79,022	$181,875
LIABILITIES and OWNER'S EQUITY
Current Liabilities
Accounts and credit cards payable	76,770	80,048
Total current liabilities	76,770	80,048
Loan payable	106,161	128,246
Crowd Notes/SAFE notes outstanding	50,000	50,000
Convertible notes outstanding	-	691,934
Total Liabilities	232,931	950,228
Owners’ Equity
Class A common stock (45,000,000 shares of $0.0001 par value authorized, 1,486,742 and 1,473,458 shares issued and outstanding as of December 31, 2021 and 2020)	149	147
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2021 and 2020)	2,000	2,000
Additional paid-in capital	1,227,300	285,417
Retained earnings	(1,055,917)	(759,522)
Net income	(327,441)	(296,395)
Total Owner's Equity	(153,909)	(768,353)

Total Liabilities and Owner's Equity	$79,022	$181,875

APPMAIL, INC.

INCOME STATEMENT

For Years Ending December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Revenue
Sales & Grant income	25,024	48,685
Gross Revenue	$25,024	$48,685
Administrative and General Expenses
Advertising & Promotion	39,101	23,933
Bank Service Charges	1,352	575
Charities & Donations	-	39
Cleaning	-	185
Computer – Hardware	-	216
Computer – Internet	-	10,426
Computer – Software	1,875	493
Dues & Subscriptions	287	4,442
Groceries	-	265
Health and Medical	-	291
Interest Expense	6,211	10,288
Legal and Professional Fees	3,034	27,237
Meals and Entertainment	-	1,795
Membership fee	-	640
Miscellaneous	-	344
Rent Expense	-	12,178
Office Supplies	223	1,586
Payroll Processing Fee	559	353
Payroll – Employee Benefits	-	668
Payroll – Salary & Wages	133,541	156,604
Postage and Delivery	15	1,727
Subcontractor	151,606	60,744
Telephone – Wireless	-	(160)
Travel Expense	4,143	13,575
Utilities	2,176	3,262
Vehicle – Fuel	-	22
Tax & License	7,770	12,569
web and domain	573	783
Total Administrative and General Expenses	352,465	345,080

Net Income (Loss)	$(327,441)	$(296,395)

APPMAIL, INC.

STATEMENT OF OWNERS’ EQUITY
For Years Ending December 31, 2021 and 2020
See Accountant’s Review Report and Notes to the Financial Statements

	Common Stock Shares	Class A Amount	Common Stock Shares	Class F Amount	Additional Paid-In Capital	Retained Earnings	Total Owners’ Equity
Balance as of January 1, 2020	1,414,309	141	20,000,000	2,000	214,385	(759,522)	(542,996)
Issuance of Class A common stock	59,149	6			71,032		71,038
Net loss						(296,395)	(296,395)
Balance as of December 31, 2020	1,473,458	147	20,000,000	2,000	285,417	(1,055,917)	(768,353)
Class A common stock cancelled	(47,709)	(4)					(4)
Issuance of Class A common stock	60,993	6			941,883		941,889
Net loss						(327,441)	(327,441)
Balance as of December 31, 2021	1,486,742	$149	20,000,000	$2,000	$1,227,300	$(1,383,358)	$(153,909)

APPMAIL, INC.

STATEMENT OF CASH FLOWS

For Years Ending December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Cash Flows From Operating Activities
Net Income	$(327,441)	$(296,395)
(Increase) Decrease in accounts receivable	4,975	-
Increase (Decrease) in accounts and credit cards payable	(3,278)	55,243
Net Cash from Operating Activities	(325,743)	(241,152)
Cash Flows From Investing Activities
None	-	-
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activitiess
Proceeds from issuance of common stock	941,885	71,038
Proceeds from loan payable	(22,085)	92,316
Proceeds from the issuance of Crowd Notes	(691,934)	32,815
Net Cash Provided By Financing Activities	227,866	196,169

Net Change In Cash and Cash Equivalents	(97,877)	(44,983)
Cash and Cash Equivalents at Beginning of Period	151,875	196,858
Cash and Cash Equivalents at End of Period	$53,998	$151,875
Cash paid for interest	$6,211	$10,288
Cash paid for income taxes	$-	$-

APPMAIL, INC.

NOTES TO FINANCIAL STATEMENTS
See Independent Auditor’s Report
For Years Ending December 31, 2021 and 2020

NOTE 1 - NATURE OF OPERATIONS

APPMAIL, INC. (which may be referred to as the “Company,” “we,” “us,” or “our”) develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to AppMail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen decrease in the revenue in 2021 and hopes to generate positive operating cash flow from the licensing and distribution of the technology by the end of 2022. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2021 and 2020, the Company had $53,998 and $151,875 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset’s carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company’s primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Cost of Revenue

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software’s production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020, the Company had $55,000 and $30,000 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development

Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Software Development Costs

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended December 31, 2021 and 2020.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

The Company recorded a valuation allowance for the entire amount of the net deferred tax asset at December 31, 2021 as it is determined that it was more likely than not that the net deferred tax asset would not be realized. As a result, there was no Federal or State income tax expense or benefit for the year ended December 31, 2021.

The Company’s Federal and State income tax returns are subject to examination by the Internal Revenue Service and the California Department of Revenue, generally for three years after they are filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 5 – SAFE NOTES AND CONVERTIBLE NOTES

The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.

In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Class A common stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called “Crowd Notes”) totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019. In 2020, the Company issued a Crowd Note to SeedInvest for the performance of their listing services equal to $32,815.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification

Under the organizational documents, the Company’s directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company’s maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 7 – EQUITY

As of December 31, 2021, the authorized common stock of the Company consists of 65,000,000 shares of $0.85 par value common stock, of which 45,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class F common stock. On March 15, 2021, the Company concluded an offering that commenced in 2020 of a total of 203,320 shares of its Class A Common Stock at an average price of $0.85 a share for an aggregate of $173,611.95 (of which 60,993 shares were issued in 2021.

The Board of Directors has the ability to create, authorize, and issue one or more additional series of Common Stock from time to time (subject to any approval rights of any then outstanding series of Common Stock). The Board of Directors also has the ability to establish the rights, preferences and limitations of each series of Common Stock. Each Class A Common stockholder is entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders. The Class F Common Stockholders receive 10 votes per share. Class A and Class F common shareholders have identical distribution rights and liquidation preferences.

During 2020, the Company issued an additional 59,149 shares of Class A Common Stock and during 2021, the Company issued an additional 60,993 shares of Class A Common Stock. As of December 31, 2021, the Company had a total of 1,486,742 and 20,000,000 shares of Class A and Class F common shares issued and outstanding, respectively.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2012, began operations in late 2015 and has incurred losses since inception. This raises substantial doubt as to whether the Company can remain a going concern. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is considering offering (the “Crowdfunded Offering”) securities in a securities offering intending to be exempt from registration from the US Securities and Exchange Commission under Regulation A. The Company intends to issue up to sufficient securities that will trigger conversion of the Company’s warrants (discussed above in Note 7) as well as the conversion of SAFE instruments and convertible notes (discussed above in Note 5) into equity.

Management’s Evaluation

Management has evaluated subsequent events through April 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1.	Amended and Restated Certificate of Incorporation*

2.2.	Bylaws, as amended and/or restated*

4.	Form of Subscription Agreement*

6.	Equity Incentive Plan*

8.	Escrow Agreement for Securities Offering*

*	Incorporated by reference as filed with the Company’s Form 1-A (File No. 024-11490)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AppMail, Inc.

Date: April 27, 2022	By:	/s/ Shi Li
Shi Li
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 27, 2022	By:	/s/ Duncan Sham
Duncan Sham
Director